Exhibit 99.5
Agria Announces CFO Transition
Beijing, China — April 15, 2011 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based company with investments in the agriculture sector, announced today that Christopher Boddington, Chief Financial Officer, has resigned effective April 18, 2011. Mr. Boddington stepped down from his position to pursue other opportunities and not as a result of any disagreement with the Company regarding financial or accounting practices. The Company has initiated an executive search for a new Chief Financial Officer.
In the interim, Agria’s board of directors has appointed John Layburn as Acting Chief Financial Officer, and he will serve in that position concurrently with his existing role as Agria’s Chief Strategy and Compliance Officer. Layburn has been in his strategy and compliance role since October 2009 when he joined the Company. Prior to that, John Layburn worked at PricewaterhouseCoopers (“PwC”), an international accounting and consulting firm, for eleven years.
Xie Tao, Agria’s Chief Executive Officer, commented, “We thank Chris for his efforts and dedication since joining the Company with me in September of 2009. We wish him continued success as he pursues new opportunities. Separately, I am pleased that John has agreed to take on the additional responsibilities on an interim basis. John’s experience, professional skills and knowledge base have made him a valuable member of our management team since he joined us in 2009.”
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based company with investments in the agricultural sector. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

In China:	In the U.S.:
John Layburn, Acting CFO;	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.